                                                               Page 1 of 7 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           _________________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b) AND (c)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 5)


                           The Bon-Ton Stores, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  09776J 10 1
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

CUSIP No. 09776J 10 1             13G                        Page 2  of 7  Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)  David J. Kaufman



2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER                                                0


        6  SHARED VOTING POWER                                      1,397,191


        7  SOLE DISPOSITIVE POWER                                           0


        8  SHARED DISPOSITIVE POWER                                 1,397,191


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,397,191


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [_]


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     14.8%


12 TYPE OF REPORTING PERSON*                                               IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 09776J 10 1             13G                        Page 3  of 7  Page

ITEM 1(A).     NAME OF ISSUER:

                    The Bon-Ton Stores, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    2801 E. Market Street
                    York, PA  17402

ITEM 2(A).     NAME OF PERSON FILING:

                    David J. Kaufman

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    c/o Wolf, Block, Schorr and Solis-Cohen LLP
                    111 S. 15th Street
                    Philadelphia, PA 19102-2678

ITEM 2(C).     CITIZENSHIP:

                    United States

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

                    Common Stock

ITEM 2(E).     CUSIP NUMBER:

                    09776J 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) , CHECK WHETHER THE PERSON FILING IS A: Not Applicable


                    (a)  [_]  Broker or dealer registered under Section 15 of
                              the Act,

CUSIP No. 09776J 10 1             13G                        Page 4  of 7  Page

                    (b)  [_]  Bank as defined in Section 3(a)(6) of the Act,

                    (c)  [_]  Insurance Company as defined in Section 3(a)(19)
                              of the Act,

                    (d)  [_]  Investment Company registered under Section 8 of the Investment Company Act,

                    (e)  [_]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

                    (f)  [_]  Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see 13d-1(b)(1)(ii)(F),

                    (g)  [_]  Parent Holding Company, in accordance with Rule
                               13d-1(b)(ii)(G); see Item 7,

                    (h)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP.

     (a)  Amount beneficially owned:    1,397,191

     (b)  Percent of Class:             14.8%

     (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote:  0

               (ii)  Shared power to vote or to direct the vote:  1,397,191

               (iii) Sole power to dispose or direct the disposition of:  0

               (iv)  Shared power to dispose or to direct the disposition of:
                     1,397,191

                     David J. Kaufman beneficially owns 1,397,191 shares of the Issuer's Common Stock, $.01 par value ("Common Stock"), representing 14.8% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

CUSIP No. 09776J 10 1             13G                       Page 5  of 7  Pages

          Mr. Kaufman directly owns no shares of Common Stock.

          Mr. Kaufman beneficially owns 1,126,741 shares of Common Stock in his capacity as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"). Each of the 1989 Trusts is for the benefit of one of Mr. Grumbacher's three children and each such Trust owns 193,834-2/3 shares of Common Stock and 181,745-2/3 shares of the Issuer's Class A Common Stock, $.01 par value ("Class A Common Stock").

          Mr. Kaufman also beneficially owns 45,450 shares of Common Stock in his capacity as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"). Each of the 1993 Trusts is also for the benefit of one of Mr. Grumbacher's three children. The 1989 Trusts and the 1993 Trusts are hereinafter referred to as the "Trusts".

          Mr. Kaufman also beneficially owns 225,000 shares of Common Stock in his capacity as a director of a charitable foundation (the "Foundation") which owns 225,000 shares of Common Stock.

          Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock. Assuming the conversion of all shares of Class A Common Stock listed above, Mr. Kaufman has sole power to vote and dispose of, or to direct the vote and disposal of, no shares of Common Stock. However, as co-trustee of the Trusts and as a director of the Foundation, Mr. Kaufman has shared power to direct the vote and disposal of the aggregate of 1,397,191 shares of Common Stock and Class A Common Stock held by the Trusts and the Foundation.

          Mr. Kaufman disclaims beneficial ownership of all shares of Common Stock and Class A Common Stock owned by the Trusts and the Foundation.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

CUSIP No. 09776J 10 1             13G                        Page 6  of 7  Page

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Each of the Trusts is for the benefit of one of Mr. Grumbacher's three children, Matthew Grumbacher, Beth Grumbacher or Max Aaron Grumbacher, and such Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such Trust. David
J. Kaufman is co-trustee of each of the Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such Trust with a co-trustee. The other co-trustee under the 1989 Indenture is Mary Jo Grumbacher. The other co-trustee under the 1993 Trusts is Nancy T. Grumbacher. The Foundation also has the right to receive dividends and the proceeds from the sale of shares of Common Stock held by the Foundation. Mr. Kaufman is one of three directors of the Foundation and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation. M. Thomas Grumbacher and Nancy T. Grumbacher are also directors of the Foundation.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
          ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

CUSIP No. 09776J 10 1             13G                        Page 7  of 7  Page

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 13, 1998
                                               ------------------------
                                                      (Date)

                                                /s/ David J. Kaufman
                                               ------------------------
                                                     (Signature)


                                                    David J. Kaufman
                                               ------------------------
                                                      (Name/Title)